Exhibit 16.1

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545 2228 South Fraser Street

Fax (303) 369-9384 Unit I

Email larryodonnellcpa@msn.com Aurora, Colorado 80014

www.larryodonnellcpa.com

December 3, 2009

Board of Directors

Mod Hospitality, Inc.

11710 Old Georgetown Road, Suite 808

North Bethesda, Maryland 20852

This letter is to confirm the arrangements of my engagement and the nature and extent of the services that I will perform for Mod Hospitality, Inc.

I will audit the balance sheet of Mod Hospitality, Inc. as of December 31, 2009 and the related statements of income, stockholder’s equity and cash flows for the year then ended. The objective of my audit is the expression of an opinion about whether your financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles in the United States of America. My audit will be conducted in accordance with generally accepted auditing standards in the United States of America and will include tests of your accounting records and other procedures I consider necessary to enable me to express such an opinion. If my opinion is other than unqualified, I will discuss the reasons with you in advance. If, for any reason, I am unable to complete the audit or am unable to form or have not formed an opinion, I may decline to express an opinion or to issue a report as a result of this engagement.

My procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors, and financial institutions. I will also request written representations from your attorneys as part of the engagement, and they may bill you for responding to this inquiry. At the conclusion of my audit, I will require certain written representations from you about the financial statements and related matters.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, my audit will involve judgment about the number of transactions to be examined and the areas to be tested. Also, I will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from errors, fraudulent financial reporting, misappropriation of assets, or violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity. Because an audit is designed to provide reasonable, but not absolute, assurance and because I will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by me. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. However, I will inform you of any material errors that come to my attention, and I will inform you of any fraudulent financial reporting or misappropriation of assets that comes to my attention. I will also inform you of any violations of laws or governmental regulations that come to my attention, unless clearly inconsequential. My responsibility as auditor is limited to the period covered by my audit and does not extend to any later periods for which I am not engaged as auditor.

My audit will include obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify reportable conditions, that is, significant deficiencies in the design or operation of internal control. However, during the audit, if I become aware of such reportable conditions, I will communicate them to you.

You are responsible for making all financial records and related information available to me and for the accuracy and completeness of that information. I will advise you about appropriate accounting principles and their application and will assist in the preparation of your financial statements, but the responsibility for the financial statements remains with you. This responsibility includes the establishment and maintenance of adequate records and effective internal controls over financial reporting, the selection and application of accounting principles, and the safeguarding of assets. You are responsible for adjusting the financial statements to correct material misstatements and for confirming to me in the management representation letter that the effects of any uncorrected misstatements aggregated by me during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. You are also responsible for identifying and ensuring that the entity complies with applicable laws and regulations.

I will review the condensed balance sheet of Mod Hospitality, Inc., Inc. as of March 31, and June 30, and September 30, 2010 and the related condensed statements of operations, stockholders’ equity, and cash flows for the quarterly and year-to-date periods then ended, which are to be included in the quarterly reports on form 10-Q proposed to be filed by Telecommunication Products, Inc. under the Securities Exchange Act of 1934.

I will conduct my reviews in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). My procedures will be substantially less in scope than an audit of financial as statements performed in accordance with standards of the Public Company Accounting Oversight Board (PCAOB), and accordingly, I will not express an opinion on the company’s quarterly financial information.

My reviews will consist primarily of inquiries of Company personnel and analytical procedures applied to financial data and I will require a representation letter from management. It should be understood that the management of Mod Hospitality, Inc. is responsible for the representations contained in the Company’s quarterly financial information.

A review does not contemplate tests of controls or accounting records, tests of responses to inquiries by obtaining corroborating evidential matter, and certain other procedures ordinarily performed during an audit. Thus, a review does not provide assurance that I will become aware of all significant matters that would be disclosed in an audit.

My fees will be based on the amount of time required at my regular hourly rates, plus charges for postage, telephone, computer, photocopying, etc. Hourly rates range from $50-$200 per hour (subject to future rate increases) depending upon the level of experience and responsibilities of persons assigned.

Should services other than those covered in this letter be required or requested, the extent of these services and the basis for additional fees will be discussed before performing the work.

The parties agree that any controversy or claim arising out of or relating to the services provided pursuant to this engagement letter agreement shall first be submitted for resolution to mediation with a mediator to be agreed upon by the parties. If mediation is not successful in resolving such controversy or claim, it shall be determined by binding arbitration in accordance with the applicable Arbitration Rules for Professional Accounting and Related Services Disputes of the American Arbitration Association; and judgment on the award by the arbitrator(s) may be rendered in any court of competent jurisdiction.

If the foregoing is in accordance with your understanding, please sign in the place indicated and return the duplicate copy of this letter to me.

I appreciate this opportunity to serve you.

Very Truly Yours,

/s/ Larry O’Donnell

Larry O’Donnell, CPA, P.C.

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